FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                     No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 26, 2010.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2010
ARM HOLDINGS PLC.

	By:	/s/ Tim Score
		Name:	Tim Score
		Title:	Chief Financial Officer

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ARM HOLDINGS PLC REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED
30 SEPTEMBER 2010
 A conference call discussing these results will be webcast today at 8:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 26 October 2010—ARM Holdings plc announces its unaudited financial results for the third quarter and nine months ended 30 September 2010. Continuing adoption of ARM technology by leading semiconductor companies in a broad range of end-markets is delivering strong revenues, profits and cash.

Q3 Financial Summary	Normalised*			IFRS
	Q3 2010	Q3 2009	% Change	Q3 2010	Q3 2009
Revenue ($m)	158.1	123.0	29%	158.1	123.0
Revenue (£m)	100.4	75.2	34%	100.4	75.2
Operating margin	37.7%	31.7%		18.6%	9.6%
Profit before tax (£m)	38.8	24.3	60%	19.6	7.7
Earnings per share (pence)	2.08	1.34	55%	1.09	0.53
Net cash generation (£m)**	65.0	28.3
Effective revenue fx rate ($/£)	1.58	1.64

YTD Financial Summary	Normalised*			IFRS
	YTD 2010	YTD 2009	% Change	YTD 2010	YTD 2009
Revenue ($m)	451.7	349.4	29%	451.7	349.4
Revenue (£m)	292.6	219.8	33%	292.6	219.8
Operating margin	40.1%	28.8%		24.8%	11.8%
Profit before tax (£m)	119.9	64.5	86%	75.1	27.1
Earnings per share (pence)	6.45	3.66	76%	4.17	1.79
Net cash generation (£m)**	139.2	55.4
Effective revenue fx rate ($/£)	1.54	1.59

Progress on key growth drivers
•	Growth in mobile applications - ARM opportunity increasing with mobile phones, smart phones and now mobile computers growing strongly
o	900 million ARM®-processor based chips were shipped in mobile devices
o	4 processor licenses signed for mobile phone and computing applications
•	Growth beyond mobile - Increased share in target markets such as consumer electronics and embedded products
o	600 million ARM-processor based chips shipped in everything from toys to televisions, cameras to cars
o	18 processor licenses signed for a broad range of applications including advanced processors for use in new markets such as network infrastructure and sensors
•	Growth in new technology outsourcing
o	3 licenses for royalty-bearing platforms of physical IP at advanced nodes and mature nodes including TSMC licensing physical IP for 28nm and 20nm, as previously reported
o	2 licenses for Mali™, ARM’s advanced graphics processor

Warren East, Chief Executive Officer, said:

“Q3 was a good quarter for ARM. Not only are we benefiting from growth in applications where we are the established market leader, including in smartphones and mobile computers, but we are gaining share in markets like digital TV and microcontrollers.  Our partners are also starting to develop chips in new markets for ARM, such as servers and laptops, creating longer-term opportunities.

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In addition, both physical IP and Mali graphics performed well with important license wins and increasing royalty revenues.

Given the broadening growth opportunities that are available to us, we have accelerated investment in R&D in the first nine months of the year whilst also increasing both profits and cash generation."

Outlook

We enter the final quarter of 2010 with positive momentum and we expect sequential group dollar revenue growth in the fourth quarter.

Looking further ahead, despite an uncertain macro-economic environment, ARM remains well positioned for growth with leading semiconductor companies increasingly adopting ARM technology for a broadening range of end-markets.

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Q3 2010 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q3 2010	Q3 2009	% Change	Q3 2010	Q3 2009	% Change
PD
Licensing	42.2	30.9	37%	26.6	18.5	43%
Royalties	70.4	53.1	33%	44.8	32.3	39%
Total PD	112.6	84.0	34%	71.4	50.8	40%
PIPD
Licensing	10.5	8.8	20%	6.7	5.6	20%
Royalties1	11.3	9.2	22%	7.2	5.7	27%
Total PIPD	21.8	18.0	21%	13.9	11.3	23%
Development Systems	15.6	14.0	11%	10.0	8.7	16%
Services	8.1	7.0	15%	5.1	4.4	15%
Total Revenue	158.1	123.0	29%	100.4	75.2	34%
1 Includes catch-up PIPD royalties in Q3 2010 of $0.6m (£0.4m) and in Q3 2009 of $nil.

YTD 2010 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	YTD 2010	YTD 2009	% Change	YTD 2010	YTD 2009	% Change
PD
Licensing	113.0	92.4	22%	72.0	55.0	31%
Royalties1	209.6	144.7	45%	137.3	94.1	46%
Total PD	322.6	237.1	36%	209.3	149.1	40%
PIPD
Licensing	29.8	26.7	11%	19.1	16.2	18%
Royalties2	31.8	25.1	27%	20.7	16.1	28%
Total PIPD	61.6	51.8	19%	39.8	32.3	23%
Development Systems	43.8	38.8	13%	28.6	25.1	14%
Services	23.7	21.7	9%	14.9	13.3	12%
Total Revenue	451.7	349.4	29%	292.6	219.8	33%
1 Includes catch-up PD royalties in YTD 2010 of $9.0m (£6.2m).
2 Includes catch-up PIPD royalties in YTD 2010 of $1.4m (£0.9m) and in YTD 2009 of $4.2m (£2.6m).

*
Normalised non-GAAP figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges and profit on disposal and impairment of available-for-sale investments. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 5.1 to 5.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term investments and marketable securities, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, Linaro-related charges, and share-based payroll taxes, and deducting inflows from share option exercises and proceeds from investment disposals – see notes 5.8 to 5.12.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

CONTACTS:

Sarah West/Daniel Thöle	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400400

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Financial review

(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q3 2010 were $158.1 million, up 29% versus Q3 2009.  Q3 sterling revenues of £100.4 million were up 34% year-on-year.

Year-to-date dollar revenues amounted to $451.7 million, up 29% on 2009.

License revenues
Total dollar license revenues in Q3 2010 increased by 33% year-on-year to $52.7m, representing 33% of group revenues.  License revenues comprised $42.2 million from PD and $10.5 million from PIPD.

Royalty revenues
Total dollar royalty revenues in Q3 2010 increased year-on-year by 31% to $81.7 million, representing 52% of group revenues. Royalty revenues comprised $70.4 million from PD and $11.3 million from PIPD.

Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.  PD royalty revenues in Q3 2010 increased 33% year-on-year.  This compares with industry revenues1 increasing by about 25% in the shipment period (i.e. Q2 2010 compared to Q2 2009), demonstrating ARM’s continuing market share gains over the last 12 months.

Total PIPD royalties of $11.3 million included $0.6 million of catch-up royalties. Underlying royalty revenues increased by 16% year-on-year.

Development Systems and Service revenues
Sales of development systems in Q3 2010 were $15.6 million, an increase of 11% year-on-year and representing 10% of group revenues.  Three large software tools deals were signed during the quarter and, given that deals of this type are infrequent, development system revenues in Q4 2010 are expected to be closer to Q2 2010 revenues of $13.4m.

Service revenues in Q3 2010 were $8.1 million, an increase of 15% year-on-year and representing 5% of group revenues.

Gross margins
Gross margins in Q3 2010, excluding the share-based payments charge of £0.9 million (see below), were 94.2% compared to 94.9% in Q2 2010 and 92.9% in Q3 2009.

1 Source: Semiconductor Industry Association, July 2010

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Operating expenses and operating margin
Normalised operating expenses (excluding acquisition-related, share-based payment, Linaro™-related and restructuring charges) were £56.6 million in Q3 2010 compared to £52.1 million in Q2 2010 and £46.0 million in Q3 2009.   The sequential increase is largely due to the impact of a weaker dollar on the accounting of derivative instruments which has resulted in a net charge being included in general and administrative expenses in Q3 compared to a net credit in Q2.  Normalised operating expenses in Q4 2010 (assuming effective exchange rates similar to current levels) are expected to be in the range £56-58 million.

Normalised research and development expenses were £26.4 million in Q3 2010, representing 26% of revenues, compared to £26.4 million in Q2 2010 and £21.5 million in Q3 2009.  Normalised sales and marketing costs in Q3 2010 were £13.3 million, being 13% of revenues, compared to £12.8 million in Q2 2010 and £11.9 million in Q3 2009. Normalised general and administrative expenses in Q3 2010 were £16.9 million, representing 17% of revenues, compared to £12.9 million in Q2 2010 and £12.6 million in Q3 2009.

Normalised operating margin in Q3 2010 was 37.7% compared to 42.7% in Q2 2010 and 31.7% in Q3 2009.

Total operating expenses in Q3 2010 were £74.9 million (Q3 2009: £62.2 million) including amortisation of intangible assets and other acquisition-related charges of £2.9 million (Q3 2009: £3.8 million), £12.2 million (Q3 2009: £5.8 million) in relation to share-based payments and related payroll taxes and Linaro-related charges of  £3.2 million (Q3 2009: £nil). Total share-based payments and related payroll tax charges of £13.1 million in Q3 2010 were included within cost of revenues (£0.9 million), research and development (£7.9 million), sales and marketing (£2.5 million) and general and administrative (£1.8 million). Normalised income statements for Q3 2010 and Q3 2009 are included in notes 5.13 and 5.14 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

As reported in Q2, ARM announced, along with several partners, the formation of Linaro, a not-for-profit company, set up to develop optimised Linux software and tools for ARM processor-based chips.  At the end of last quarter Linaro was a 100% controlled subsidiary of ARM, but as other members have now taken up board seats, Linaro ceased to be controlled as a subsidiary at the end of Q3.  Linaro-related charges in Q3 2010 of £3.2 million were charged to the profit and loss account.  No further Linaro-related charges are expected to be incurred in the 12 months post launch (June 2010).

Earnings and taxation
Profit before tax in Q3 2010 was £19.6 million compared to £7.7 million in Q3 2009. After adjusting for acquisition-related, share-based payments, Linaro-related and restructuring charges, normalised profit before tax in Q3 2010 was £38.8 million compared to £24.3 million in Q3 2009.  The Group's effective normalised tax rate in Q3 2010 was 27.5% (IFRS: 24.5%) giving a year-to-date normalised tax rate of 27.4% (IFRS: 25.1%). The tax rate under IFRS is lower than the normalised tax rate due primarily to the impact of tax credits arising on share-based payments.

In Q3 2010, fully diluted earnings per share prepared under IFRS were 1.09 pence (5.16 cents per ADS2) compared to earnings per share of 0.53 pence (2.54 cents per ADS) in Q3 2009. Normalised fully diluted earnings per share in Q3 2010 were 2.08 pence per share (9.82 cents per ADS) compared to 1.34 pence (6.44 cents per ADS) in Q3 2009.

2 Each American Depositary Share (ADS) represents three shares.

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Balance sheet
Intangible assets at 30 September 2010 were £543.9 million, comprising goodwill of £529.0 million and other intangible assets of £14.9 million, compared to £556.0 million and £18.1 million respectively at 30 June 2010.

Total accounts receivable were £70.7 million at 30 September 2010, comprising £56.8 million of trade receivables and £13.9 million of amounts recoverable on contracts, compared to £91.8 million at 30 June 2010, comprising £80.0 million of trade receivables and £11.8 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 41 at 30 September 2010 compared to 34 at 30 June 2010 and 43 at 30 September 2009.

Cash flow
Net cash at 30 September 2010 was £251.9 million compared to £202.3 million at 30 June 2010. Normalised free cash flow in Q3 2010 was £65.0 million.

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Operating review

Backlog
Group order backlog at the end of Q3 2010 is up more than 10% sequentially. This is ARM’s highest ever backlog, driven partly by long-term strategic deals, including TSMC licensing ARM’s advanced physical IP and a major semiconductor company acquiring an architecture license.

Based on the revenue recognition profile of these deals and the mix of potential deals in the opportunity pipeline, prospects for backlog in the last quarter of 2010 remain promising.

Processor licensing
A total of twenty-two processor licenses were signed in Q3.

The majority of these licenses were for non-mobile applications.  Eight licenses where signed for enterprise applications with Cortex™-A series processors taking ARM technology into new markets such as high-end networking infrastructure products and servers.  Ten licenses were signed for consumer electronics and embedded applications such as digital TVs, microcontrollers and sensors.  Four licenses were signed for ARM processors in mobile applications such as chips for baseband modems and for the main applications processors in smartphones and mobile computers.

Eighteen of the licenses were for ARM’s advanced Cortex and Mali™ graphics, including five Cortex-A9 processor licenses for use across all of ARM’s target markets.  In addition, a major semiconductor company became an architecture licensee with a focus on server applications.

Q3 2010 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total
ARM7™		1	1	174
ARM9™	1		1	267
ARM11™		1	1	79
Cortex-A	4	1	5	48
Cortex-R	1		1	19
Cortex-M	6	4	10	76
Mali	1	1	2	31
Other	1		1	22
Total	14	8	22	716

Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.  PD dollar royalty revenues in Q3 2010 increased 33% year-on-year.  This compares with industry revenues increasing by about 25% in the shipment period (i.e. Q2 2010 compared to Q2 2009), demonstrating ARM’s market share gains over the last 12 months.

Q3 processor royalty revenue came from the sales of 1.5 billion ARM technology-based chips.  The Cortex family now represents 9% of units shipped up from 2% in the same quarter one year ago.  This increase is primarily due to Cortex-M series shipments in microcontrollers and wireless networking chips, and Cortex-A series shipments driven by high-end smartphones adopting smarter applications processors.

This continuing growth of Cortex-A series shipments has resulted in the average royalty per chip increasing to 4.7c this quarter from 4.5c in the previous quarter.

Q3 2010 Processor Unit Shipment Analysis

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Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	49%	Mobile	61%
ARM9	33%	Enterprise	16%
ARM11	9%	Home	5%
Cortex	9%	Embedded	18%

ARM continued to gain share in non-mobile end-markets.  Shipments of ARM processor-based microcontrollers grew over 65% year-on-year, compared to about 50% for the overall microcontroller market.  The majority of this growth was due to a tenfold increase in the sale of Cortex-M based chips for microcontrollers.

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The rapid growth of smartphones and the introduction of mobile computers, such as tablets, continue to benefit ARM.  In Q3 2010 ARM’s customers reported about a 35% year-on-year increase in shipments of mobile handset chips, driven by a 50% growth in smartphone shipments. For the quarter, ARM achieved an average of 2.7 ARM technology-based chips per mobile handset3, up from 2.6 in the prior quarter, and up from 2.1 a year ago.  ARM’s momentum in mobile computing continued with leading OEMs, such as Dell, RIM and Samsung, announcing mobile computers utilizing ARM technology-based chips, and with Beijing Nufront announcing a high-performance chip for Linux-based laptops for China, with a 2GHz dual-core Cortex-A9 processor and Mali graphics processor.

PIPD licensing
ARM signed three physical IP licenses in Q3 for new royalty-bearing platforms, at the 20, 28, and 65 nm nodes.  Each platform contains a wide range of physical IP technology components including standard cell libraries and memories.  Cumulatively, 76 physical IP licenses have now been signed and it is this base of platform licenses that is driving ARM’s future royalty potential.

As already reported, at the beginning of the quarter TSMC licensed two platforms at the advanced 28 and 20 nm nodes. Our early access to TSMC’s process technology puts ARM in a good position to generate royalties as semiconductor companies start fabrication on these advanced nodes.  In addition, a leading foundry licensed another physical IP platform to create a high-density variant of one of their process nodes.

ARM is seeing increasing demand for physical IP optimised for use with our advanced Cortex-A series processors.  These packages enable the licensee to reproduce a high-performance, low-power processor implementation using pre-built components.  During the quarter we signed three licenses for Cortex-A9 processor optimisation packages at 32 and 40nm nodes, for use in digital TV, networking infrastructure and server applications.

Q3 2010 and Cumulative PIPD Licensing Analysis

	Process Node	Total	Platform analysis	Royalty Bearing Platforms
	(nm)		(nm)	at Each Node
New Platform Licenses	22/20	1	22/20	1
	32/28	1	32/28	7
	65	1	45/40	8
65	12
90	11
130	17
180 to 250	20
Total	76
PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries such as TSMC, UMC and GLOBALFOUNDRIES.  Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.

Underlying PIPD royalties in Q3 2010 were $10.7 million, up 11% sequentially and 16% higher than the $9.2 million reported in Q3 2009.  More than 30 companies are now building chips using ARM’s

3 The number of chips per handset does not include mobile computers, for example tablets and netbooks

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advanced processors at 65nm and below, together driving royalties from 10 platform licenses.  In Q3, these nodes generated about 30% of PIPD’s royalties, up from about 15% a year ago.

People
At 30 September 2010, ARM had 1,861 full-time employees, a net increase of 151 since the start of the year, mainly engineers into ARM’s processor R&D team. At the end of Q3, the group had 773 employees based in the UK, 496 in the US, 219 in Continental Europe, 272 in India and 101 in the Asia Pacific region.

Given the broad range of opportunities, ARM is investing in its R&D programs and operations, and expects some further recruitment in Q4 2010.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group that could affect the results for the first nine months of 2010 and beyond are noted within the Annual Report on Form 20-F for the fiscal year ended 31 December 2009.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; and ARM competes in the intensely competitive semiconductor market.

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ARM Holdings plc

Consolidated balance sheet - IFRS

	30 September	31 December
	2010	2009
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Financial assets: Cash and cash equivalents	38,229	34,489
Short-term investments	213,627	105,524
Short-term marketable securities	-	1,795
Embedded derivatives	1,310	2,480
Fair value of currency exchange contracts	1,492	457
Accounts receivable (see note 3)	70,729	65,247
Prepaid expenses	15,650	14,221
Other debtors (note 4)	24,311	9,414
Current tax assets	1,394	350
Inventories: finished goods	1,665	1,680
Total current assets	368,407	235,657

Non-current assets:
Financial assets: Available-for-sale investments	18,055	9,432
Prepaid expenses and other assets	2,250	1,611
Property, plant and equipment	14,354	13,565
Goodwill	529,042	516,798
Other intangible assets	14,905	24,696
Deferred tax assets	65,788	42,724
Total non-current assets	644,394	608,826

Total assets	1,012,801	844,483

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	4,955	2,280
Accrued and other liabilities	60,804	46,688
Current tax liabilities	12,323	16,536
Deferred revenue	71,249	39,562
Total current liabilities	149,331	105,066

Non-current liabilities:
Deferred tax liabilities	270	720

Total liabilities	149,601	105,786

Net assets	863,200	738,697

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	353,460	241,950
Revaluation reserve	-	(155)
Cumulative translation adjustment	96,016	83,178
Total equity	863,200	738,697

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2010	30 September 2009	30 September 2010	30 September 2009
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£'000	£'000	£'000

Revenues	100,353	75,160	292,649	219,840

Cost of revenues	(6,752)	(5,775)	(19,505)	(20,058)

Gross profit	93,601	69,385	273,144	199,782

Research and development	(38,290)	(27,094)	(103,115)	(81,833)
Sales and marketing	(17,846)	(15,030)	(50,401)	(45,466)
General and administrative	(18,789)	(20,026)	(46,915)	(46,440)
Total operating expenses, net	(74,925)	(62,150)	(200,431)	(173,739)

Profit from operations	18,676	7,235	72,713	26,043

Investment income	910	467	2,394	1,207
Interest payable	-	(37)	-	(113)

Profit before tax	19,586	7,665	75,107	27,137
Tax	(4,789)	(774)	(18,842)	(4,039)

Profit for the period	14,797	6,891	56,265	23,098

Earnings per share
Basic and diluted earnings	14,797	6,891	56,265	23,098

Number of shares (‘000)
Basic weighted average number of shares	1,318,120	1,268,613	1,310,341	1,262,735
Effect of dilutive securities: Share options and awards	36,402	32,489	37,936	29,399
Diluted weighted average number of shares	1,354,522	1,301,102	1,348,277	1,292,134

Basic EPS (pence)	1.1	0.5	4.3	1.8
Diluted EPS (pence)	1.1	0.5	4.2	1.8

Diluted earnings per ADS (cents)	5.2	2.5	19.7	8.6

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc

Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2010	30 September 2009	30 September 2010	30 September 2009
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000

Profit for the period	14,797	6,891	56,265	23,098
Other comprehensive income:
Unrealised holding gain on available-for-sale investments (net of tax of £nil)	-	(15)	155	126
Currency translation adjustment	(29,268)	17,219	12,838	(55,565)
Other comprehensive income /(loss) for the period	(29,268)	17,204	12,993	(55,439)
Total comprehensive income/(loss) for the period	(14,471)	24,095	69,258	(32,341)

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ARM Holdings plc

Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2009 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the period	−	−	−	23,098	−	−	23,098
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	126	−	126
Currency translation adjustment	−	−	−	−	−	(55,565)	(55,565)
Total comprehensive income/(expense) for the nine month period	−	−	−	23,098	126	(55,565)	(32,341)
Dividends	−	−	−	(16,634)	−	−	(16,634)
Credit in respect of employee share schemes	−	−	−	13,294	−	−	13,294
Movement on tax arising on share options and awards	−	−	−	5,577	−	−	5,577
Proceeds from sale of own shares	−	−	−	10,606	−	−	10,606
	−	−	−	12,843	−	−	12,843
At 30 September 2009 (unaudited)	672	351,578	61,474	217,949	(159)	89,331	720,845

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the period	−	−	−	56,265	−	−	56,265
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	155	−	155
Currency translation adjustment	−	−	−	−	−	12,838	12,838
Total comprehensive income for nine month period	−	−	−	56,265	155	12,838	69,258
Dividends	−	−	−	(19,022)	−	−	(19,022)
Credit in respect of employee share schemes	−	−	−	19,943	−	−	19,943
Movement on tax arising on share options and awards	−	−	−	31,189	−	−	31,189
Proceeds from sale of own shares	−	−	−	23,135	−	−	23,135
	−	−	−	55,245	−	−	55,245
At 30 September 2010 (unaudited)	672	351,578	61,474	353,460	−	96,016	863,200

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Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 September 2010 and 31 December 2009, consolidated income statements and consolidated statements of comprehensive income for the three months and nine months ended 30 September 2010 and 2009, and consolidated statements of changes in shareholders’ equity for the nine months ended 30 September 2010 and 2009, together with related notes.  This condensed set of consolidated interim financial information for the nine months ended 30 September 2010 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with IFRSs as adopted by the European Union.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 September 2010 are total share-based payment costs (including related payroll taxes) of £13.1 million (2009: £6.3 million), allocated £0.9 million (2009: £0.4 million) in cost of revenues, £7.9 million (2009: £3.8 million) in research and development expenses, £2.5 million (2009: £1.2 million) in sales and marketing expenses and £1.8 million (2009: £0.9 million) in general and administrative expenses.

Included within the consolidated income statement for the nine months ended 30 September 2010 are total share-based payment costs (including related payroll taxes) of £31.3 million (2009: £16.7 million), allocated £2.1 million (2009: £1.2 million) in cost of revenues, £18.8 million (2009: £10.0 million) in research and development expenses, £6.0 million (2009: £3.2 million) in sales and marketing expenses and £4.4 million (2009: £2.3 million) in general and administrative expenses.

Also included within operating expenses for the quarter ended 30 September 2010 is amortisation of intangibles acquired on business combinations of £2.7 million (2009: £3.6 million), allocated £0.9 million (2009: £1.8 million) in research and development expenses and £1.8 million (2009: £1.8 million) in sales and marketing expenses.

(3) Accounts receivable
Included within accounts receivable at 30 September 2010 are £13.9 million (31 December 2009: £12.4 million) of amounts recoverable on contracts.

(4) Other debtors
Included within other debtors at 30 September 2010 is £15.3 million (31 December 2009: £nil) of amounts paid with respect to the interim dividend for the year to 31 December 2010, which has been declared as being due to the shareholders on 4 October 2010.  In accordance with IAS 10 ‘Events after the reporting period’, dividends are not recognised until they have been paid to the shareholders.

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(5) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q3 2010, Q3 2009, 9M 2010 and 9M 2009, are shown in notes 5.13 to 5.16.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q3 2010		Q3 2009		Q2 2010		9M 2010		9M 2009

Revenues (£’000)	100,353		75,160		99,950		292,649		219,840
Revenues ($’000)	158,120		123,007		150,299		451,715		349,435

Gross margin	94.2%		92.9%		94.9%		94.0%		91.4%
Operating expenses	56,642		45,986		52,128		157,759		137,589
Profit from operations	37,872		23,833		42,678		117,456		63,369
Operating margin	37.7%		31.7%		42.7%		40.1%		28.8%

Profit before tax	38,782		24,263		43,460		119,850		64,463
Earnings per share (diluted)	2.08	p	1.34	p	2.34	p	6.45	p	3.66	p

Cash	251,856		121,689		202,257		251,856		121,689
Cash generation	64,991		28,338		30,414		139,248		55,420

	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)
	Q3 2010	Q3 2009	Q2 2010	9M 2010	9M 2009

Revenues (£’000)	100,353	75,160	99,950	292,649	219,840
ARM’s effective exchange rate ($/£)	1.58	1.64	1.50	1.54	1.59
Revenues ($’000)	158,120	123,007	150,299	451,715	349,435

	(5.6)	(5.7)
	30 September 2010	31 December 2009

Cash and cash equivalents	38,229	34,489
Short-term investments	213,627	105,524
Short-term marketable securities	-	1,795
Normalised cash	251,856	141,808

	(5.8)	(5.9)	(5.10)	(5.11)	(5.12)
	Q3 2010	Q3 2009	Q2 2010	9M 2010	9M 2009

Normalised cash at end of period (as above)	251,856	121,689	202,257	251,856	121,689
Less: Normalised cash at beginning of period	(202,257)	(88,217)	(195,950)	(141,808)	(78,789)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	3,746	1,346	3,872	8,618	4,400
Add back: Cash outflow from payment of dividends	15,304	-	19,022	34,326	16,634
Add back: Cash outflow from restructuring payments	370	-	2,253	4,510	1,434
Add back: Cash outflow from share-based payroll taxes	91	118	419	3,022	658
Add back: Cash outflow from payments related to Linaro	621	-	1,238	1,859	-
Less: Cash inflow from exercise of share options	(4,740)	(6,598)	(2,697)	(23,135)	(10,606)
Normalised cash generation	64,991	28,338	30,414	139,248	55,420

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(5.13) Normalised income statement for Q3 2010

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition -related charges	Linaro - related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	100,353	-	100,353	-	-	-	100,353

Cost of revenues	(5,839)	(913)	(6,752)	-	-	-	(6,752)

Gross profit	94,514	(913)	93,601	-	-	-	93,601

Research and development	(26,392)	(7,858)	(34,250)	(871)	-	(3,169)	(38,290)
Sales and marketing	(13,337)	(2,490)	(15,827)	(1,870)	(114)	(35)	(17,846)
General and administrative	(16,913)	(1,833)	(18,746)	-	-	(43)	(18,789)
Total operating expenses	(56,642)	(12,181)	(68,823)	(2,741)	(114)	(3,247)	(74,925)

Profit from operations	37,872	(13,094)	24,778	(2,741)	(114)	(3,247)	18,676

Investment income	910	-	910	-	-	-	910

Profit before tax	38,782	(13,094)	25,688	(2,741)	(114)	(3,247)	19,586
Tax	(10,657)	3,917	(6,740)	1,010	32	909	(4,789)

Profit for the period	28,125	(9,177)	18,948	(1,731)	(82)	(2,338)	14,797

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,354,522		1,354,522				1,354,522
Earnings per share – pence	2.08		1.40				1.09

ADSs outstanding (‘000)	451,507		451,507				451,507
Earnings per ADS – cents	9.82		6.61				5.16

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(5.14) Normalised income statement for Q3 2009

	Normalised	Share- based payments	Normalised incl share- based compen- sation	Intangible amortisa- tion	Other acquisition -related charges	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	75,160	-	75,160	-	-	-	75,160

Cost of revenues	(5,341)	(434)	(5,775)	-	-	-	(5,775)

Gross profit	69,819	(434)	69,385	-	-	-	69,385

Research and development	(21,542)	(3,772)	(25,314)	(1,780)	-	-	(27,094)
Sales and marketing	(11,859)	(1,196)	(13,055)	(1,861)	(114)	-	(15,030)
General and administrative	(12,585)	(881)	(13,466)	(3)	-	(6,557)	(20,026)
Total operating expenses	(45,986)	(5,849)	(51,835)	(3,644)	(114)	(6,557)	(62,150)

Profit from operations	23,833	(6,283)	17,550	(3,644)	(114)	(6,557)	7,235
Investment income	467	-	467	-	-	-	467
Interest payable	(37)	-	(37)	-	-	-	(37)

Profit before tax	24,263	(6,283)	17,980	(3,644)	(114)	(6,557)	7,665
Tax	(6,807)	2,800	(4,007)	1,364	32	1,837	(774)

Profit for the period	17,456	(3,483)	13,973	(2,280)	(82)	(4,720)	6,891

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,301,102		1,301,102				1,301,102
Earnings per share – pence	1.34		1.07				0.53

ADSs outstanding (‘000)	433,701		433,701				433,701
Earnings per ADS – cents	6.44		5.15				2.54

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(5.15) Normalised income statement for 9M 2010

	Normalised	Share-based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition - related charges	Linaro - related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	292,649	-	292,649	-	-	-	292,649

Cost of revenues	(17,434)	(2,071)	(19,505)	-	-	-	(19,505)

Gross profit	275,215	(2,071)	273,144	-	-	-	273,144

Research and development	(77,950)	(18,851)	(96,801)	(2,873)	-	(3,441)	(103,115)
Sales and marketing	(38,188)	(5,991)	(44,179)	(5,729)	(342)	(151)	(50,401)
General and administrative	(41,621)	(4,401)	(46,022)	-	-	(893)	(46,915)
Total operating expenses	(157,759)	(29,243)	(187,002)	(8,602)	(342)	(4,485)	(200,431)

Profit from operations	117,456	(31,314)	86,142	(8,602)	(342)	(4,485)	72,713

Investment income	2,394	-	2,394	-	-	-	2,394

Profit before tax	119,850	(31,314)	88,536	(8,602)	(342)	(4,485)	75,107
Tax	(32,870)	9,501	(23,369)	3,175	96	1,256	(18,842)

Profit for the period	86,980	(21,813)	65,167	(5,427)	(246)	(3,229)	56,265

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,348,277		1,348,277				1,348,277
Earnings per share – pence	6.45		4.83				4.17

ADSs outstanding (‘000)	449,426		449,426				449,426
Earnings per ADS – cents	30.50		22.85				19.73

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(5.16) Normalised income statement for 9M 2009

	Normalised	Share- based payments	Normalised incl share- based compen- sation	Intangible amortisa- tion	Other acquisition -related charges	Disposal / impairment of investments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	219,840	-	219,840	-	-	-	-	219,840

Cost of revenues	(18,882)	(1,176)	(20,058)	-	-	-	-	(20,058)

Gross profit	200,958	(1,176)	199,782	-	-	-	-	199,782

Research and development	(65,875)	(10,036)	(75,911)	(5,922)	-	-	-	(81,833)
Sales and marketing	(35,810)	(3,183)	(38,993)	(6,131)	(342)	-	-	(45,466)
General and administrative	(35,904)	(2,342)	(38,246)	(15)	-	(188)	(7,991)	(46,440)
Total operating expenses	(137,589)	(15,561)	(153,150)	(12,068)	(342)	(188)	(7,991)	(173,739)

Profit from operations	63,369	(16,737)	46,632	(12,068)	(342)	(188)	(7,991)	26,043
Investment income	1,207	-	1,207	-	-	-	-	1,207
Interest payable	(113)	-	(113)	-	-	-	-	(113)

Profit before tax	64,463	(16,737)	47,726	(12,068)	(342)	(188)	(7,991)	27,137
Tax	(17,156)	6,205	(10,951)	4,521	96	53	2,242	(4,039)

Profit for the period	47,307	(10,532)	36,775	(7,547)	(246)	(135)	(5,749)	23,098

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,292,134		1,292,134					1,292,134
Earnings per share – pence	3.66		2.85					1.79

ADSs outstanding (‘000)	430,711		430,711					430,711
Earnings per ADS – cents	17.57		13.66					8.58

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Notes

The results shown for Q3 2010, Q2 2010, Q3 2009, 9M 2010, and 9M 2009 are unaudited. The results shown for FY 2009 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2009 were approved by the Board of directors on 31 March 2010 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q3 2010 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2009 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2009.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of  acquisitions, unforeseen liabilities arising from  acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

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ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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